Exhibit 16.1

November 13, 2007

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:	Oilsands Quest Inc. Commission File Number 0-27659

Dear Madam or Sir:

We are in agreement with the statements made by the above registrant in its Form 8-K to be filed on or about November 14, 2007.

Our independent auditor’s reports on the financial statements of Oilsands Quest Inc. for the years ended April 30, 2007 and April 30, 2006 contained no adverse opinion or disclaimer of opinion, nor were they modified as to audit scope, accounting principles, or uncertainties.

There were no disagreements with Oilsands Quest Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

/s/ Pannell Kerr Forster

(Registered with the Public Company Accounting Oversight Board as “Smythe Ratcliffe”)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Vancouver, Canada